Exhibit 3.1

ARTICLES OF AMENDMENT
OF
ZYMOGENETICS, INC.

The following Articles of Amendment are executed by the undersigned, a Washington corporation:

1.    The name of the corporation is ZymoGenetics, Inc.

2.    Article 2.2.2, Subsection (a), of the Articles of Incorporation of the corporation is amended to read as follows:

“2.2.2 Conversion of Non-Voting Common Stock

(a)    Each outstanding share of Non-Voting Common Stock shall automatically convert into one share of Common Stock if, during the period beginning November 10, 2000 and ending the earlier of (i) the closing of an initial underwritten public offering of Common Stock in which the Corporation receives at least $50 million in gross proceeds (a “Qualified Public Offering”) or (ii) November 10, 2004, a majority of the outstanding shares of Series B Convertible Preferred Stock are sold, transferred or otherwise disposed of to a Strategic Investor (as defined below) in a transaction or series of related transactions (“Strategic Investor Sale Transaction”). A “Strategic Investor” is a company whose primary business, directly or indirectly, consists of the research, development, manufacture, marketing, licensing, distribution and/or sale of pharmaceutical and/or biotechnology products.”

3.    The date of the adoption of the amendment by the Board of Directors of the corporation is April 12, 2002.

4.    The date of the adoption of the amendment by the shareholders of the corporation is June 21, 2002. The amendment was duly approved by the shareholders of the corporation in accordance with the provisions of RCW 23B.10.030 and RCW 23B.10.040.

Dated: June 28, 2002

ZYMOGENETICS, INC.

By:	/S/ JAMES A. JOHNSON
James A. Johnson, Senior Vice President, Chief Financial Officer and Treasurer